UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2025

Commission File Number 001-40504

Nexxen International Ltd.
(Translation of registrant’s name into English)

82 Yigal Alon Street, Tel Aviv 6789124, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

Nexxen International Ltd. (the “Company”) hereby furnishes, as Exhibit 99.1, a supplemental proxy statement (the “Supplemental Proxy Statement”) with respect to the Company’s Annual General Meeting of Shareholders (the “AGM”) to be held at 3:30 p.m. (Israel time) on December 30, 2025, at the Company’s offices at 82 Yigal Alon Street, Tel Aviv 6789124, Israel.

In response to input received from Company shareholders, the Board of Directors of the Company (the “Board”) and approved certain actions with respect to the composition of the Board and the Company’s compensation arrangements described in Proposals 1, 3 and 4, as detailed in the Supplemental Proxy Statement, to better align the terms of such proposals with the interests of the Company’s shareholders.

The Company will count towards the tally of votes for the AGM all proxy cards or voting instruction forms that have already been properly completed and submitted. Accordingly, a shareholder who already submitted a proxy card or voting instruction form is not required to resubmit such form unless such shareholder elects to resubmit a new proxy card or voting instruction form, in which case the new submission will replace the original vote.

Exhibits

99.1          Company Supplemental Proxy Statement, dated December 26, 2025

99.2          Company press release, dated December 26, 2025, titled “Nexxen Announces Updates to 2025 Annual General Meeting Proposals”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexxen International Ltd.

By:	/S/ SAGI NIRI
Name:	Sagi Niri
Title:	Chief Financial Officer

Date: December 26, 2025